EXHIBIT 2

Stephen C. Beasley
2 Eaton Court
Houston, Texas 77024
Age: 61

Mr. Beasley founded Eaton Group, Inc., a Houston-based executive leadership and strategic investments firm, in July 2008 and currently serves as President and Chief Executive Officer.  He served as President of El Paso Corporation’s Eastern Pipeline Group, which operates natural gas pipeline systems and distributes natural gas throughout the United States, from 2003 until May 2007.  While managing the Eastern Pipeline Group, he held the positions of  Chairman and President of Tennessee Gas Pipeline Company and ANR Pipeline Company, two of the largest transmission systems companies in the United States.  He also served as a member of the Corporate Executive Committee for El Paso Corporation from 2005 to 2007.  Since October 2011, he has served on the board of directors of Space Services Holdings, Inc., a privately-held firm that provides opportunities for public participation in space missions, and since February 2010 has served as a member of the board of directors of BPZ Resources, Inc., an independent oil and gas exploration and production company.  From May 2009 until August 2009, Mr. Beasley served as a director of Southern Union Company, a company engaged primarily in the transportation, storage, gathering, processing and distribution of natural gas.  From January 2008 to May 2009, Mr. Beasley served as a member of the board of directors of Williams Pipeline Partners, L.P., a pipeline master limited partnership.

Mr. Beasley's qualifications as a director include his extensive knowledge of the energy industry, his diverse management experience in the energy and chemical industries, his experience as an executive, and his prior service as an independent director of public companies.

Edward W. Moneypenny
149 White Street
Southampton, NY 11968
Age: 70

From 2002 until his retirement in January 2006, Mr. Moneypenny was the Senior Vice President of Finance and Chief Financial Officer of 7-Eleven, Inc., a worldwide chain of convenience stores.  In 2001, he served as the Executive Vice President of Finance and Chief Financial Officer of Covanta Energy Corporation, which owns and operates infrastructure for the conversion of waste-to-energy, as well as other waste disposal and renewable energy production businesses.  In addition, Mr. Moneypenny was the Chief Financial Officer at two former Fortune 500 companies in the energy industry, Florida Progress Corporation (currently Duke Energy Corporation) and Oryx Energy Corporation, prior to 2001.  At Oryx Energy Corporation, Mr. Moneypenny was the Chief Financial Officer and a member of the board of directors, with senior responsibility for the successful negotiation of the multi-billion dollar merger of Oryx with and into Kerr-McGee Corporation in 1999.  Mr. Moneypenny is currently a Vice Chairman of the Board of Trustees of Saint Joseph’s University in Philadelphia, Pennsylvania, where he has served since May 2006, as well as Chairman of the Finance Committee and a member of the Audit, Executive and Strategic Planning Committees.  From June 2006 to June 2012, he served on the board of directors of New York & Company, Inc., a publicly-traded specialty retailer of women’s fashion and accessories, as a member of the Audit Committee.  He also served on the board of directors of Timberland Company, a specialty retail company, as Chairman of the Audit Committee and a member of the Compensation Committee from May 2005 to September 2011.

Mr. Moneypenny's qualifications as a director include his executive, financial and accounting expertise and his experience as a member of the board directors of several public companies.

Fredric G. Reynolds
630 Stonehouse Lane
Montecito, CA 93108
Age: 62

Mr. Reynolds served as Executive Vice President and Chief Financial Officer of CBS Corporation, a mass media company, from January 2006 until his retirement in August 2009.  From 2001 until 2006, Mr. Reynolds served as President and Chief Executive Officer of Viacom Television Stations Group and Executive Vice President and Chief

Financial Officer of the businesses that comprised Viacom Inc. He also served as Executive Vice President and Chief Financial Officer of CBS Corporation and its predecessor, Westinghouse Electric Corporation, from 1994 to 2000.  Prior to that, Mr. Reynolds served in various capacities with PepsiCo, Inc., a food and beverage company, for twelve years, including as Chief Financial Officer or Financial Officer, as applicable, for Pizza Hut, Pepsi Cola International, Kentucky Fried Chicken Worldwide and Frito-Lay.  Mr. Reynolds currently serves on the board of directors of Mondelez International (formerly Kraft Foods, Inc.), a global packaged-food company, where he has served as a director since November 2007, and AOL, Inc., an internet company, where he has served as a director since December 2009.  He also serves as a member of the board of directors of MGM Studios Holdings, a privately-held movie studio.  From January 2010 through April 2011, Mr. Reynolds was a member of the board of directors of Reader's Digest Holdings Inc., a holding company whose assets include Reader's Digest, the general interest family magazine.

Mr. Reynolds' qualifications as a director include his executive, financial and accounting expertise and his experience on various public company boards.

Peter H. Rothschild
Daroth Capital LLC
130 East 59th Street
12th Floor
New York, NY 10022
Age: 57

Mr. Rothschild has been involved in both investment and merchant banking for over 30 years.  Since 2001, he has been the Managing Member of Daroth Capital LLC, a financial services company, and the President and Chief Executive Officer of its wholly-owned investment banking subsidiary, Daroth Capital Advisors LLC, since 2002.  From December 1996 to October 2001, Mr. Rothschild was a Managing Director at Dresdner Kleinwort Wasserstein and its predecessor firm, Wasserstein Perella.  From April 1990 to December 1996, Mr. Rothschild served as Senior Managing Director and Head of the Natural Resources Group at Bear, Stearns & Co. Inc. and was one of the founders of the firm’s Leveraged Finance and Financial Buyer Coverage groups.  From 1984 to 1990, Mr. Rothschild was a Managing Director and Head of the Industrial Group at Drexel Burnham Lambert, where he spent a substantial portion of his time working with the Energy Industry Group.  Mr. Rothschild has also served as a member of the board of directors of CIFC Corp., an asset management firm, from December 2004 to April 2011 and served as the Interim Chairman of CIFC’s board of directors from April 2007 to April 2011.  Since May 2010, Mr. Rothschild has  served on the board of directors of The Wendy's Company, a fast food chain, and had previously served on the board of directors of Wendy's International, the predecessor corporation of The Wendy's Company, from March 2006 to September 2008.  In addition, Mr. Rothschild serves on the board of directors of several non-profit companies, including the Board of Advisors of Tufts University School of Engineering and the Mount Sinai of Medicine Advisory Board.

Mr. Rothschild's qualifications as a director include his financial industry and investment banking expertise, his experience as an executive and his service on various public company boards.

Dinakar Singh
888 Seventh Avenue, 38th Floor
New York, NY 10019
Age: 43

Mr. Singh founded TPG- Axon Capital, a leading global investment firm, in late 2004.  Prior to such time, from 1990 to 2004, Mr. Singh was a partner at Goldman Sachs & Co., where he was co-head of the Principal Strategies department.  During his 14 years at Goldman Sachs, he served on a number of the firm’s key leadership committees, including the Securities Division Operating Committee, Risk Committee, Partnership Committee, and Asia Management Committee.  Mr. Singh currently serves on the Yale University Investment Committee and the boards of directors of several private organizations, including the New York Public Library, Columbia University Medical Center, The Rockefeller University and Cold Spring Harbor Laboratories.

Mr. Singh's qualifications as a director include his financial industry expertise, his extensive leadership experience and his prior service on several private company boards of directors.

Alan J. Weber
561 Lake Avenue
Greenwich, CT 06830
Age: 63

Mr. Weber is currently the Chief Executive Officer of Weber Group LLC, an investment management firm where he has served since 2005.  Since 2009, Mr. Weber has served as an Operating Partner and Chairman of the Financial Services Advisory Board at Arsenal Capital Partners, LLC, a private equity firm, Chairman of KGS-Alpha Capital Markets, a fixed income broker-dealer, and a director of the board of iTransfer, Inc., a money transfer company.  Mr. Weber also has been a member of the board of Broadridge Financial Services, Inc., an investor communications and securities processing company, since 2007, a director of Diebold, Inc., a provider of integrated self-service delivery systems and security services, since 2005, and a director of OnForce, Inc., a technology services company, since 2003.  In addition, Mr. Weber is the former Chairman and Chief Executive Officer of U.S. Trust Co., a 150 year old firm specializing in trusts, investment management, tax and estate planning, private banking, alternative investments and philanthropic consulting.  Prior to joining U.S. Trust Co. in October 2002, Mr. Weber was Vice Chairman and Chief Financial Officer at Aetna, Inc., where he was responsible for capital management, information technology, investor relations, e-business and financial operations.  Mr. Weber worked at Citicorp (which merged with Travelers Group to form Citigroup, Inc. in 1998) from 1971 to 1998, holding senior positions in corporate banking, consumer banking and corporate operations and technology.  He was Chairman of Citibank International, an Executive Vice President of Citibank and also served as a member of Citibank’s Policy Committee.  In addition, for six years, Mr. Weber led Citibank’s Global Financial Institutions and Transaction Services business.  During his 27 year tenure at Citibank, he managed businesses in approximately 30 countries, including assignments in Japan, Italy and Latin America.

Mr. Weber's qualifications as a director include his operating, management and executive experience and his service on several public company boards.

Dan A. Westbrook
6104 Paper Flower PL NE
Albuquerque, NM 87111
Age: 60

Since October 2007, Mr. Westbrook has served on the board of directors of Enbridge Energy Company, an energy delivery company, and as a member of the Audit, Finance and Risk Committee.  He has been President of the board of directors and a member of the Executive Committee of the Carrie Tingley Hospital Foundation, which donates funds and support to the UNM Carrie Tingley Hospital, a pediatric rehabilitative hospital, since November 2008, and has been a member of the Executive Network of the Frontier Strategy Group, a company that provides business services to executives in emerging markets, since September 2009.  From October 2010 to March 2012, Mr. Westbrook was Chairman of the Safety, Health and Environment Committee and a member of the Nominating and Governance Committee of Ivanhoe Mines. Ltd. (currently Turquoise Hill Resources), an international mining company.  From November 2006 to June 2009, he was a director at Knowledge Systems, Inc., a provider of combined geopressure and geochemical analysis software and services, and from May 2007 to  August 2008 he was a member of the Audit and Risk Committee and Chairman of the Strategic Options Review Committee of the board of directors of Synenco Energy Inc. (acquired by Total E&P Canada Ltd. in August 2008), an energy company located in Alberta, Canada.  Mr. Westbrook also served on the board of directors of Dapeng LNG – China, an importer of liquefied natural gas, as the Vice-Chairman of the board of directors from September 2001 to December 2005.  Mr. Westbrook was also a divisional-level executive for BP plc and Amoco Corporation.  He worked at divisions of BP plc from 1999 to 2005, where he was the President of BP China Gas, Power, Upstream, a combined upstream and liquefied natural gas business with multiple offshore operations, where he developed energy and petroleum business in China and South America.  He also held a number of executive and management positions at various Amoco Corporation divisions from 1986 to 1999, where he gained experience developing energy and petroleum businesses, including expanding Amoco Corporation's business in Russia, the North Sea, the Netherlands and the Middle East.

Mr. Westbrook's qualifications as a director include his knowledge of the energy industry and his experience as a member of the board of directors of several energy companies.